

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

March 14, 2008

<u>Via Facsimile (602) 716-8176 and U.S. Mail</u>

Michael R. McCoy, Esq.
Bryan Cave LLP
One Renaissance Square
Two North Central Ave., Suite 2200
Phoenix, AZ 85004

> **Re: Point Blank Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 11, 2008**
> **File No. 001-13112**

Dear Mr. McCoy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>Cover Page</u>

1.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

<u>Who will solicit proxies on behalf of the board?, page 6</u>

2.   Please revise your disclosure to state that each person referenced <u>is</u> a participant in the solicitation, instead of stating that each person <u>may be deemed</u> a participant. Refer to Instruction 3 to Item 4 of Schedule 14A.

Who pays the solicitation expenses…, page 6

3.   We note that you and Georgeson may employ various methods to solicit proxies, including telephone, mail, e-mail or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4.   Please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize. Also, we note that you may solicit proxies through your website. Note that the website materials and any other written communications should be filed verbatim immediately in accordance with Rule 14a-12(b) as definitive additional materials. Any website you maintain should contain legends identifying the participants and encouraging security holders to read your proxy or consent statement.

Proposal 1, page 8

5.   Please provide the disclosure required by Item 5(b)(iii), (vi)-(ix), (xi)-(xii) of Schedule 14A for each participant.

Steel Partners' Notice of Nominees, page 12

6.   We note your statement that "[t]he breadth and depth of experience of the current Board of Directors is not matched by the Steel nominees" on page 12. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please revise.

7.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note your disclosure on page 12 under the heading "The Current Board of Directors is independent" that implies the Steel nominees are not independent and that they will not be able to act in the best interests of all your security holders.

8.   Refer to the last sentence under the heading "Progress has been made and is continuing on operations and corporate governance" on page 12. Please revise your disclosure to explain why you believe that "the current leadership is best position to continue this process."

9.   Refer to your disclosure under the heading "The Board is focused on maximizing value for all stockholders" on page 12. We note that Steel Partners made similar statements in its preliminary proxy statement (pages 8 and 10). Therefore, please revise your disclosure to avoid the implication that Steel Partners' focus is different than yours.

10.   Please clarify what other interests Steel Partners may have, as disclosed in the last sentence of the paragraph headed "Steel Partners Seeks Control of the Board and the Company" on page 13.

11.   Refer to your disclosure under the heading "Election of the Steel Partners nominees will not provide assurance…" on page 13. Please provide balanced disclosure regarding Steel Partners' previous offer and its current disclosure. We note that in its preliminary proxy statement, page 10, Steel Partners states that a vote for its nominees is not a vote for the Steel Partners offer and will have no effect on that offer. Steel Partners also acknowledges the potential conflicts of interests that could arise in the event of a transaction between it and the company and that some of its nominees would abstain from voting on such a matter.

12.   With respect to the last sentence of the first paragraph of disclosure referenced above in comment 11, please revise to clarify that Steel Partners did not state it would limit the possible alternatives it would explore if its candidates are elected.

Compensation of Directors, page 18

13.   Clarify on page 19 whether the DSAs would vest on an accelerated basis if the Steel Partners' nominees are elected (i.e., will that result in a change of control?). Also, please quantify the value of the DSAs to each director or, if appropriate, specifically refer readers to the table on page 19 for this information.

Compensation of Named Executive Officers, page 30

14.   Refer to the disclosure under the heading "Potential Payments upon Termination or Change of Control" on page 33. Clarify whether the election of the Steel Partners nominees will result in a change of control and obligate the company to make the described payments. Also, please quantify the total payments due in that event for each officer.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions